SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                              ---------------------

                                AUTEO MEDIA, INC.
                       (Name of Subject Company (Issuer))

                                AUTEO MEDIA, INC.
                        (Name of Filing Person (Offeror))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   339713 10 9
                                   -----------
                      (CUSIP Number of Class of Securities)

                                STEVE VAN LEEUWEN
                                    PRESIDENT
                                AUTEO MEDIA, INC.
                         C/O MICHAEL J. MORRISON, CHTD.
                         1495 RIDGEVIEW DRIVE, SUITE 220
                                 RENO, NV 89509
                                  775.827.6300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                           MICHAEL J. MORRISON, CHTD.
                         1495 RIDGEVIEW DRIVE, SUITE 220
                                 RENO, NV 89509
                                  775.827.6300

                              ---------------------

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
       ------------------------------------------------------------------
           $1,028,507.34                                   $257.13

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of Auteo Media, Inc., a Nevada corporation (the "Company"), at a price per Share of $.14 net in cash. The Company has not received confirmation of any shareholders indicating they will not tender their Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable.    Filing Party:    Not applicable.
Form or Registration No.:    Not applicable.      Date Filed:    Not applicable.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

 [ ]   third party tender offer         [X]    going-private transaction
       subject to Rule 14d-1                   subject to Rule 13e-3
 [X]   issuer tender offer              [ ]    amendment to Schedule 13D
       subject to Rule 13e-4                   under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Tender Offer Statement on Schedule TO is filed by Auteo Media, Inc., a Nevada corporation ("Purchaser"). This statement relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Auteo Media, Inc., a Nevada corporation (the "Company"), (the"Shares") at a price of $.14 per Share, net to the seller in cash, upon the terms and subject to the conditions contained in the Offer to Purchase, dated July 29, 2002, and the accompanying Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, constitute the "Offer").


ITEM 1.  SUMMARY TERM SHEET.

     Reference is made to the information set forth in the Offer to Purchase under the heading "Summary Term Sheet," which hereby is incorporated by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the Company is Auteo Media, Inc. The address of its principal executive office is 22125 17th Ave SE #105 Bothell, WA 98021 The telephone number of the Company is 425-415-1694 x222.

     (b) The class of securities to which this statement relates is the common stock, par value $0.001 per share, of the Company. As of July 29, 2002, there were 7,346,481 Shares issued and outstanding, based upon the stock transfer records of the company, maintained by Pacific Stock Transfer.

     (c) Reference is made to the information set forth in Section 6 of the Offer to Purchase, "Price Range of Shares; Dividends," which hereby is incorporated by reference.


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

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Purchaser, Auteo Media, Inc. is the filing person.

     (b) Reference is made to the information set forth in Section 7 of the Offer to Purchase, "Certain Information Concerning Auteo Media," which hereby is incorporated by reference.

     Neither Purchaser, nor to the best of its knowledge, any of the persons who are affiliates of the Purchaser, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Reference is made to the entire Offer to Purchase, which hereby is incorporated by reference.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) There are no agreements regarding the Issuer's securities. Reference is made to the information set forth in Section 11 of the Offer to Purchase, "Background of the Offer."


ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

     (a) Reference is made to the information set forth in Section 13 of the Offer to Purchase, "Purpose of the Offer; Plans for Auteo Media, Inc.", which hereby is incorporated by reference.

     (c) Reference is made to the information set forth in Sections 13 and 14 of the Offer to Purchase, entitled "Purpose of the Offer; Plans for Auteo Media, Inc." and "Certain Effects of the Offer," respectively, each of which hereby is incorporated by reference.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is made to the information set forth in Section 10 of the Offer to Purchase, "Source and Amount of Funds," which hereby is incorporated by reference.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a), (b) None.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Reference is made to the information set forth in Section 21 of the Offer to Purchase, "Fees and Expenses," which hereby is incorporated by reference.


ITEM 10.  FINANCIAL STATEMENTS.

     (a), (b) Not applicable.


ITEM 11.  ADDITIONAL INFORMATION.

     (a) Reference is made to the information set forth in Section 7, "Certain Information Concerning Auteo Media"; in Section 14, "Certain Effects of the Offer"; and in Section 18, "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase, each of which hereby is incorporated by reference.

     (b) Reference is made to the entire Offer to Purchase, which hereby is incorporated by reference.


ITEM 12.  EXHIBITS.

     (a)(1)  Offer to Purchase, dated July 29,  2002.

     (a)(2)  Letter of Transmittal, dated July 29, 2002.

     (a)(3)  Notice of Guaranteed Delivery, dated July 29, 2002.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2002.

     (a)(5)  Letter to Clients, dated July 29, 2002.

     (a)(6)  Press release issued by the Company on July 29, 2002.

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     All  information  required  under this Item is  included  under  cover of a
Schedule 13E-3 filed by Purchaser and other parties with the Securities and Exchange Commission on July 29, 2002, which hereby is incorporated by reference.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AUTEO MEDIA, INC.

                                          By: /s/ STEVE VAN LEEUWEN
                                              -------------------------------
                                              Name: Steve Van Leeuwen
                                              Title: President

Dated: July 29, 2002

                                  EXHIBIT INDEX


     (a)(1)  Offer to Purchase, dated July 29, 2002.

     (a)(2)  Letter of Transmittal, dated July 29, 2002.

     (a)(3)  Notice of Guaranteed Delivery, dated July 29, 2002.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2002.

     (a)(5)  Letter to Clients, dated July 29, 2002.

     (a)(6)  Press release issued by the Company on July 29, 2002.*

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                                AUTEO MEDIA, INC.
                              (Name of the Issuer)

                                AUTEO MEDIA, INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   339713-10-9
                      (CUSIP Number of Class of Securities)

                                STEVE VAN LEEUWEN
                                    PRESIDENT
                                AUTEO MEDIA, INC.
                         C/O MICHAEL J. MORRISON, CHTD.
                         1495 RIDGEVIEW DRIVE, SUITE 220
                                 RENO, NV 89509
                                  775.827.6300

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)


This statement is filed in connection with (check the appropriate box):

     a. [ ]The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C , or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [X] A tender offer.

     d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

                            Calculation of Filing Fee
Transaction valuation*  $1,028,507.34          Amount of filing fee    $257.13

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: .$257.13...............................................
Form or Registration No.: .Form TO.............................................
Filing Party: .AUTEO MEDIA, INC................................................
DATE FILED: .July 29, 2002.....................................................


Item 1. Summary Term Sheet

Information is incorporated by reference to Item 1 of Form TO, filed concurrent with this Form.


Item 2. Subject Company Information

Information is incorporated by reference to Item 2 of Form TO, filed concurrent with this Form.


Item 3. Identity and Background of Filing Person

Information is incorporated by reference to Item 3 of Form TO, filed concurrent with this Form.


Item 4. Terms of the Transaction

Information is incorporated by reference to Item 4 of Form TO, filed concurrent with this Form.


Item 5. Past Contacts, Transactions, Negotiations and Agreements

Information is incorporated by reference to Item 5 of Form TO, filed concurrent with this Form.


Item 6. Purposes of the Transaction and Plans or Proposals

Information is incorporated by reference to Item 6 of Form TO, filed concurrent with this Form.


Item 7. Purposes, Alternatives, Reasons and Effects

Information is incorporated by reference to Item 6 of Form TO, filed concurrent with this Form.

Item 8. Fairness of the Transaction

(a) The Issuer filing this statement reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders. No director of the Issuer dissented to or abstained from voting on the Rule 13e-3 transaction.

Information is incorporated by reference to Item 4 of Form TO filed concurrent with this Form, and specifically, the "Special Factors" section of the Offer to Purchase.

     c) The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

     d) A majority of directors who are not employees of the Issuer did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     e) The Rule 13e-3 transaction was approved by a majority of the directors of the Issuer who are not employees of the Issuer.

     f)  There were no other offers received by the Issuer.

         Item 9. Reports, Opinions, Appraisals and Negotiations

         (a), (b) and (c) The Issuer has not received any report, opinion or appraisal from an outside party materially related to the Rule 13e-3 transaction.


Item 10. Source and Amounts of Funds or Other Consideration

Information is incorporated by reference to Item 7 of Form TO, filed concurrent with this Form.


Item 11. Interest in Securities of the Subject Company

Information is incorporated by reference to Item 8 of Form TO, filed concurrent with this Form.


Item 12. The Solicitation or Recommendation

     (a) The Issuer recommends that the tender offer be accepted by all shareholders.

     (b) Information is incorporated by reference to Item 4 of Form TO, filed concurrent with this Form, and specifically, the "Special Factors" section of the Offer to Purchase.

     (c) and (d) To the extent known by the Issuer after making reasonable inquiry, the officers and directors of the Issuer all currently intend to tender their respective securities held of record or beneficially owned by them.

     (e) No person specified in (d) above has made any recommendation, except in connection with such person's vote as a director in favor of the tender.

Item 13. Financial Statements

     (a) and (b) The financial statements for the Issuer are incorporated by reference to the Issuer's Form 10-KSB for the year ended December 31, 2001, and the Issuer's Form 10-QSB for the period ended March 31, 2002, filed through the EDGAR system of the SEC. Copies may be obtained from the EDGAR database at www.sec.gov or by requesting copies from the SEC, 450 Fifth Street N.W., Washington, D.C. 20549.

     c) A summary of the financial information contained in (a) and (b) above is set forth below.

                                Auteo Media, Inc.
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                         Period Ended
                                                  Dec. 31            Dec. 31
                                                   2000               2001
Income Statement Data
     Revenues                                    $ 897,678         $1,530,678
     Net income (loss)                           $(536,766)        $ (356,480)
     Net loss per share- basic and diluted       $  ($0.10)        $   ($0.06)

                                                  Mar. 31            Dec. 31
                                                   2002               2001
Balance Sheet Data
     Working capital                             $  94,044         $  126,181
     Total assets                                $ 415,609         $  442,149
     Stockholder's equity                        $ 188,475         $  217,892


Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Information is incorporated by reference to Item 9 of Form TO, filed concurrent with this Form.


Item 15. Additional Information

Information is incorporated by reference to Item 11 of Form TO, filed concurrent with this Form.


Item 16. Exhibits

Information is incorporated by reference to Item 12 of Form TO, filed concurrent with this Form.


 ------------------------------------------------------------------------------
 Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 _______________________________________________________(Signature)
 Steve Van Leeuwen, President (Name and Title)
 July 29, 2002 (Date)